May 18, 2007

VIA EDGAR AND EXPRESS COURIER

Ms. Sharon Blume, Reviewing Accountant
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ICICI Bank Limited (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2006
(File No. 1-15002)

Dear Ms. Blume,

This letter is in response to the Staff’s comments regarding the above-referenced Annual Report on Form 20-F, set forth in your letter to Mr. K V Kamath dated May 8, 2007. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Form 20-F for the Year Ended March 31, 2006

Financial Statements

Note 22 – Differences between Indian GAAP and US GAAP

a)   Allowance for loan losses, page F-60

1.
We noted your response to our prior comment 4 from our letter to you dated March 14, 2007. Please confirm that you will provide such disclosure (i.e. a tabular presentation of the differences between Indian GAAP and US GAAP as it relates to your allowance for loan losses) in future filings.

The Company confirms that a tabular presentation of the differences between Indian GAAP and US GAAP will be included in its future filings with the U.S. Securities and Exchange Commission (the “Commission”).

c)   Consolidation

iii)  Consolidation of insurance subsidiaries, page F-63

2.
We noted your disclosure in the final paragraph on page F-65 where you explain the significant differences between Indian and US GAAP (e.g. acquisition costs claims provisions, etc.) and that the net impact of the differences on net income of the insurance subsidiaries is insignificant. Tell us what the differences were for the periods presented. In future filings please quantify the individual differences for each item identified. To assist an investor in understanding your disclosure, consider providing this information in a comparative tabular format.

The Company confirms that the significant differences between Indian GAAP and US GAAP for insurance subsidiaries will be quantified in the future filings.

The significant differences between Indian GAAP and US GAAP for ICICI General are explained in the following table.

Particulars	Treatment under Indian GAAP	Treatment under US GAAP
Reinsurance commission	In the absence of any specific guidance reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk.
Proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.

Deferred Acquisition costs	A general insurer is required to expense acquisition costs in the period in which such cost are incurred.	Acquisition costs are capitalized and charged to expense in proportion to premium revenue recognized.
Premium deficiency
Premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceeds related unearned premiums.  Indian regulations require assessment of premium deficiency under “Fire, Marine and Miscellaneous segments” and create necessary premium deficiency in accounts.

A premium deficiency relating to short-term insurance contracts indicates a probable loss.  A premium deficiency is recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceeds related unearned premiums.

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

The net impact of the total differences between Indian GAAP and US GAAP of ICICI General on the net income of the Company was (Rs. 0.01) billion for the year ended March 31, 2004, Rs. 0.03 billion for the year ended March 31, 2005 and Rs 0.08 billion for the year ended March 31, 2006.

The significant differences between Indian GAAP and US GAAP for ICICI Life are explained in the following table.

Particulars	Treatment under Indian GAAP	Treatment under US GAAP
Statutory reserve – Actuarial reserve (includes Deferred premium reserve)
Reserves under Indian GAAP are valued as per the requirements of the Insurance & Regulatory Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders).

Reserves under US GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under US GAAP. The liability consists of two parts namely policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses.

Deferred premium liability is held under FAS 97 limited pay and FAS 60 products where the premium paying term is lower than the policy term so as to allow the emergence of the profits over the entire policy term. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy.

Deferred Acquisition cost	Acquisition cost is charged to the revenue account in the year in which it is incurred.
Acquisition cost is deferred over the policy term. Expenses that are directly related to the acquisition of new business and that vary depending on the volume of new business are carried as deferred acquisition cost. This deferred acquisition cost is written off over the premium payment term for FAS 60 products and over the Estimated Gross Profits (“EGP”) for FAS 97 products.

Particulars	Treatment under Indian GAAP	Treatment under US GAAP
Classification of Investments - Held for trading Investments
Under Indian GAAP, accounting for investments is done in accordance with the guidelines issued by the Insurance & Regulatory Development Authority which do not allow the unrealized gain to be routed through the profit & loss account except in the case of linked businesses.
As per the requirements of FAS 115 unrealized gain/loss on Investments classified as held for trading is taken to profit and loss.

The net impact of the total differences between Indian GAAP and US GAAP of ICICI Life on net income of the Company was (Rs. 0.01) billion for the year ended March 31, 2004, Rs. 0.59 billion for the year ended March 31, 2005 and Rs 0.58 billion for the year ended March 31, 2006.

Form 6-K filed March 5, 2007

3.
We noted from your disclosure that the Board of Directors of ICICI Bank Limited (ICICI) approved the transfer of ICICI Life and ICICI General to a new wholly-owned subsidiary of ICICI. Please address the following:

•	Explain the business purpose of this transaction and tell us how this transaction benefits the parties of the joint venture; and
•	Tell us if there have been any significant changes in the terms of the joint venture agreements or in the exercisability of the rights of the minority shareholders.

The insurance sector in India is witnessing robust growth and both of the Company’s life and general insurance subsidiaries are making substantial investments in distribution infrastructure to capitalize on market opportunities. Further, Indian regulations do not permit amortization of upfront costs and stipulate a solvency margin of 150%. The Company and the respective joint venture partners have been meeting the capital requirements of the insurance companies to maintain required solvency levels. Given the robust growth in the insurance sector, the capital regulations and the investment phase of the business, substantial additional capital infusion would be required in both companies.

While the Company has supported the growth of the insurance subsidiaries through capital infusion, and its shareholders have also provided the Company with the necessary capital for this purpose, banking regulations limit the Company’s ability to provide capital. Under these regulations, the Company is required to obtain the prior approval of Reserve Bank of India (RBI) for investment in a subsidiary or other financial sector entity. Further, RBI regulations stipulate that investment by a bank in subsidiary companies (excluding overseas banking subsidiaries), financial services companies, financial institutions, stock and other exchanges and venture capital funds together should not exceed 20% of a bank’s paid-up share capital and reserves and investment in a single such entity should not exceed 10% of a bank’s paid-up capital and reserves.

Given the constraints on the Company’s ability to contribute further capital, it decided to transfer its investments in the insurance and asset management companies to a new wholly-owned subsidiary which can raise capital independently to meet future capital requirements of insurance companies through a public listing or private placement. The Company presently intends to continue to hold majority stake in the new company.

In context of the transfer of ICICI Life and ICICI General to a new wholly owned subsidiary of ICICI, there have been no significant changes in the terms of the joint venture agreements or in the exercisability of the rights of the minority shareholders.

4.
In connection with the comment above and to assist us in gathering a better understanding of your accounting for your insurance subsidiaries, please provide a copy of your joint venture agreements or memorandums of understanding and any other supplemental agreements that address minority interest control matters.

Please refer to the response above.

The Company has attempted to address each of the comments raised in your letter as well as any concerns that the Staff may have. Should you have any questions or should you require any additional information, please feel free to contact Rakesh Jha at +91 (22) 2653-6157 (rakesh.jha@icicibank.com) or Margaret Tahyar at 011-33-1-56-59-36-70 (Margaret.tahyar@dpw.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

Manoj Kumar Vijai, KPMG
Margaret E. Tahyar, Esq., Davis Polk & Wardwell